                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                    FORM 11-K


   [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934
                                 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                                (NO FEE REQUIRED)

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                         COMMISSION FILE NUMBER 0-12345


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                  STILLWATER MINING COMPANY 401(K) PLAN & TRUST


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            STILLWATER MINING COMPANY
                              536 EAST PIKE AVENUE
                               COLUMBUS, MT 59019

                              REQUIRED INFORMATION

1. Financial statements filed as a part of this annual report: Stillwater Mining Company 401(k) Plan and Trust - Financial Statements and Schedules, December 31, 2001 and 2000 (With Independent Auditors' Report Thereon), including the Statements of Net Assets Available For Benefits as of December 31, 2001 and 2000, the Statement of Changes in Net Assets Available For Benefits for the Year ended December 31, 2001, and Notes to Financial Statements for the Years Ended December 31, 2001 and 2000, together with Supplemental Schedules of Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2001 and Schedule G, Part III - Schedule of Nonexempt Transactions Year ended December 31, 2001.

2. Exhibit filed as part of this annual report: Exhibit 23 - Consent of KPMG LLP, Independent Auditors.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY 401(K) PLAN AND TRUST




November 4, 2002                     /s/ James A. Sabala
----------------                     -------------------------------------------
    Date                             James A. Sabala
                                     Vice President and Chief Financial Officer

                           CERTIFICATION OF FORM 11-K

                                       OF

                 STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

                      FOR THE YEAR ENDED DECEMBER 31, 2001


         1. The undersigned are the Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer of Stillwater Mining Company. This Certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification accompanies the Form 11-K of the Stillwater Mining Company 401(k) Plan and Trust for the year ended December 31, 2001.

         2. We certify that such Form 11-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Form 11-K fairly presents, in all material respects, the net assets available for benefits as of December 31, 2001 and the changes in net assets available for benefits for the year then ended.

         This Certification is executed as of November 4, 2002.


                                     /s/ Francis R. McAllister
                                     ------------------------------------------
                                     Francis R. McAllister
                                     Chairman and Chief Executive Officer


                                     /s/ James A. Sabala
                                     ------------------------------------------
                                     James A. Sabala
                                     Vice President and Chief Financial Officer

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                       Financial Statements and Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST




                                TABLE OF CONTENTS




Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2001

Notes to Financial Statements

                                                                                                      Schedule
                                                                                                      --------
Schedule H, line 4i -- Schedule of Assets (Held at End of Year) December 31, 2001....................    1

Schedule G, Part III -- Schedule of Nonexempt Transactions -- Year ended December 31, 2001...........    2

KPMG LLP
P.O. Box 7108
401 N. 31st Street
Billings, MT 59103


                          INDEPENDENT AUDITORS' REPORT


To the Administrator of the
Stillwater Mining Company 401(k) Plan and Trust:


We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company 401(k) Plan and Trust (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i -- schedule of assets (held at end of year) as of December 31, 2001 and Schedule G, Part III -- schedule of nonexempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  /s/ KPMG LLP


Billings, Montana
July 23, 2002

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000


                                                                                                   2001             2000
                                                                                               ------------     ------------
Assets:
     Cash                                                                                      $       --            106,885
     Investments, at fair value (note 3):
         Common stock                                                                               993,374        1,617,366
         Mutual funds                                                                            12,968,335       12,399,686
         Common/collective trust fund                                                               371,128             --
         Participant loans                                                                          472,662          460,283
                                                                                                ------------     ------------

              Total investments                                                                  14,805,499       14,477,335

     Receivables:
         Employer contributions                                                                      57,528           37,582
         Participant contributions and loan repayments                                               83,729           58,336
                                                                                               ------------     ------------

              Total receivables                                                                     141,257           95,918
                                                                                               ------------     ------------

              Net assets available for benefits                                                $ 14,946,756       14,680,138
                                                                                               ============     ============

See accompanying notes to financial statements.

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


Additions to net assets attributed to:
     Investment income:
         Interest and dividends                                  $     260,988
         Interest income on participant loans                           38,655
                                                                 -------------

              Total investment income                                  299,643
                                                                 -------------
     Contributions:
         Employer contributions                                      1,161,765
         Participant contributions                                   1,896,647
         Participant rollovers                                         646,581
                                                                 -------------

              Total additions                                        4,004,636
Deductions from net assets attributed to:
     Net depreciation in fair value of investments                   3,112,417
     Distributions and withdrawals                                     574,948
     Administrative expenses and other                                  50,653
                                                                 -------------

              Total deductions                                       3,738,018
Net increase                                                           266,618
Net assets available for benefits:
     Beginning of year                                              14,680,138
                                                                 -------------

     End of year                                                 $  14,946,756
                                                                 =============

See accompanying notes to financial statements.

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(1)      DESCRIPTION OF THE PLAN

         On June 1, 1993, Stillwater Mining Company (the "Company") established the Stillwater Mining Company 401(k) Plan and Trust (the "Plan"). The following description of the Plan provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The Plan is a defined contribution plan covering all non-union employees of the Company, as defined in the Plan document, and is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). Employees are eligible to participate in the Plan at the beginning of the month following the employee's date of hire.

         (b)      PLAN AND TRUST ADMINISTRATION

                  The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Smith Barney Corporate Trust Company (the "Trustee").

         (c)      CONTRIBUTIONS

                  Each participant has the option to make pre-tax "elective deferral contributions" to the Plan of not less than 1% nor more than 10% of eligible compensation as defined by the Plan agreement. The Company contributes an amount equal to 200% of each participant's elective deferral contribution, up to 3% of the participant's compensation for the contribution period. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

                  The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant's eligible compensation to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions during the year ended December 31, 2001.

                  Participant rollovers include transfers of $436,792 from the Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust for the year ended December 31, 2001.

         (d)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contribution and allocation of (a) the Company's matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.

         (e)      VESTING

                  Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100% vested after three years of service.


                                         1                           (continued)

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


         (f)      PARTICIPANT LOANS

                  Participant loans shall not exceed the lesser of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant's vested balance. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years. Interest rates on the participant loans outstanding at December 31, 2001 ranged from 6.75% to 10.0%.

         (g)      PAYMENT OF BENEFITS

                  Upon termination, retirement or death, participants or their beneficiaries may elect to receive an amount equal to the vested value of his or her account in either a lump-sum amount or in installments determined by the participant or their beneficiary.

                  Distributions and withdrawals include $80,573 of transfers to the Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust for the year ended December 31, 2001.

         (h)      FORFEITURES

                  Forfeitures of terminated participants' nonvested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $23,766 and $35,934, respectively. During 2001 and 2000, $34,250 and $27,160, respectively, of employer matching contributions were forfeited by employees who terminated before those amounts became vested.

                  The amount of forfeitures used to pay administrative expenses in 2001 totaled $47,303.

(2)      SUMMARY OF ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The Plan's financial statements are prepared on the accrual basis of accounting.

         (b)      APPRECIATION (DEPRECIATION) OF INVESTMENTS

                  The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

         (c)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.



                                         2                           (continued)

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


         (d)      RISKS AND UNCERTAINTIES

                  The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

         (e)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  Plan investments are valued at fair value based on the market value or share price at the end of the year. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis.

                  Participant loans are valued at principal amount, which approximates fair value. The carrying amounts approximate fair value because of the short maturity of those instruments and the rates of interest associated with payments under the agreements approximate the current borrowing rates available to participants for agreements with similar characteristics. Interest income is recorded on the accrual basis.

         (f)      CASH

                  As of December 31, 2000, the Plan had cash which was restricted for the purchase of common stock.

         (g)      EXPENSES OF THE PLAN

                  The Company may reimburse expenses incurred in the administration of the Plan at its discretion. Substantially all expenses are paid by the Company.

         (h)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.



                                         3                           (continued)

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(3)      INVESTMENTS

         The following table presents the fair values of investments that represent 5 percent or more of the Plan's net assets as determined by quoted market prices as of December 31:

                                                                2001                              2000
                                                    ---------------------------       ---------------------------
                                                    NUMBER OF                         NUMBER OF
                                                    SHARES, UNITS                     SHARES, UNITS
                                                    OR LOANS        FAIR VALUE        OR LOANS       FAIR VALUE
                                                    -------------   -----------       -------------   -----------
Stillwater Mining Company Stock --
    Common Stock                                        53,695     $    993,374           41,102     $  1,617,366
Mutual Funds:
    Janus Fund                                          69,582        1,713,488           69,054        2,298,799
    Dreyfus Premier Core Value Fund                     56,919        1,629,750           40,120        1,240,900
    Dreyfus Appreciation Fund                           34,010        1,293,202           32,791        1,408,047
    Janus Twenty Fund                                   25,823        1,000,303             --               --
    Scudder International Fund                          25,523          936,450           21,133        1,063,221
    Smith Barney Government Portfolio                  910,623          910,623          740,594          740,594
    Royce Premier                                       81,889          863,238           55,045          541,089
    Janus Enterprise Fund                               25,840          828,665           23,819        1,268,839

                                                                     10,169,093                        10,178,855
Other investments less than 5% of the
    Plan's
    net assets
    Participant loans                                       71          472,662               46          460,283
    Other                                                             4,163,744                         3,838,197

                                                                   $ 14,805,499                      $ 14,477,335
                                                                   ============                      ============

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,112,417 as follows:

      Common Stock                               $   1,032,250
      Mutual Funds                                   2,080,167
                                                 -------------
                                                 $   3,112,417
                                                 =============

(4)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

(5)      RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by subsidiaries of Citigroup Inc. Smith Barney Corporate Trust Company, the trustee as defined by the Plan, is also a subsidiary of Citigroup Inc. and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan to CitiStreet Associates, LLC, the recordkeeper, amounted to $50,653 for the year ended December 31, 2001.



                                         4                           (continued)

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(6)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated May 18, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
         (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)      NONEXEMPT TRANSACTIONS

         There were unintentional delays by the Company in submitting certain 2001 contributions in the aggregate amount of $1,909 to the Trustee due to a computer program error. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $214 in 2002.

         There was one unintentional delay by the Company in submitting contributions in the amount of $3,795 to the Trustee during 2001 due to employee bonus compensation that was erroneously omitted from 401(k) eligible wages. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $581 in 2002.

         There were unintentional delays by the Company in submitting certain 2000 contributions in the aggregate amount of $8,759 to the Trustee due to a computer program error. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $2,013 in 2001.

         There was one unintentional delay by the Company in submitting certain 1999 contributions in the aggregate amount of $70,109 to the Trustee. The Company reimbursed the Plan for lost investment income in the amount of $2,143 in 2001.

(8)      SUBSEQUENT EVENTS

         In November 2001, the Company resolved to provide that employer contributions may be made in common stock of the Company, effective January 1, 2002. No stock contributions were made in 2001.

         Effective January 1, 2002, the Plan was amended to change allowable participant pre-tax "elective deferral contributions" to the plan from "not less than 1% nor more than 10%" of eligible compensation as defined by the Plan agreement to "not less than 1% nor more than 20%." Company contributions were also changed from 200% of each participant's elective deferral contribution, up to 3% of the participant's compensation for the contribution period to 100% of each participant's elective deferral contribution, up to 6% of the participant's compensation for the contribution period.



                                         5                           (continued)

                                                                      SCHEDULE 1

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001



    (a)     (b) IDENTITY OF ISSUE,             (c) DESCRIPTION OF INVESTMENT INCLUDING
                BORROWER, LESSOR             MATURITY DATE, RATE OF INTEREST, COLLATERAL,   (d) NUMBER OF   (e) CURRENT
                OR SIMILAR PARTS'                        PAR OR MATURITY VALUE                   UNITS           VALUE
  ------    ----------------------           --------------------------------------------   -------------   -----------
            Janus Capital Corp.                Janus Fund                                       69,582      $ 1,713,488

            Dreyfus Corp.                      Dreyfus Premier Core Value Fund                  56,919        1,629,750
            Dreyfus Corp.                      Dreyfus Appreciation Fund                        34,010        1,293,202
            Janus Capital Corp.                Janus Twenty Fund                                25,823        1,000,303
    *       Stillwater Mining Company (Plan    Stillwater Mining Company Stock -                53,695          993,374
               Sponsor)                           Common Stock
            Scudder                            Scudder International Fund                       25,523          936,450
    *       Smith Barney Asset Management
               (Trustee affiliate)             Smith Barney Government Portfolio               910,623          910,623
            Quest Advisory Corp.               Royce Premier Fund                               81,889          863,238
            Janus Capital Corp.                Janus Enterprise Fund                            25,840          828,665
            American Century/Benham            American Century Income & Growth
                                                  Fund - Investor                               25,335          692,905
            Baron Management                   Baron Asset Fund                                 15,186          675,180
    *       Smith Barney Asset Management
               (Trustee affiliate)             Smith Barney S&P 500 Index Fund                  57,849          673,357
    *       Participant Loans                  Interest rates ranging from 6.75% to 10%             71          472,662
            Strong Capital Management          Strong Government Securities Fund                34,461          371,980
            Union Bond & Trust Co.             MCM Stable Asset Fund                            30,138          371,128
            Lexington Management Corp.         Lexington GNMA Income Fund                       38,872          340,767
            Dreyfus Corp.                      Dreyfus Founders Discovery Fund                   9,274          263,831
            Dreyfus Corp.                      Dreyfus Emerging Markets                         21,742          246,549
            INVESCO Funds Group Inc.           INVESCO Select Income Fund                       38,690          209,606
            Warburg Pincus                     Warburg Pincus Fixed Income Fund                 20,327          201,286
            Wasatch Advisors, Inc.             Wasatch Mid-Cap Fund                              3,223           77,995
            INVESCO Funds Group Inc.           INVESCO High Yield Fund                          10,729           39,160
                                                                                                            -----------
                                                                                                            $14,805,499
                                                                                                            ===========

*  Party-in-interest to the Plan.



See accompanying independent auditors' report.

                                                                      SCHEDULE 2
                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

            Schedule G, Part III - Schedule of Nonexempt Transactions

                          Year ended December 31, 2001


                           (b) Relationship     (c) Description of                                                  (g) Expenses
                               to plan,        transactions including                                                incurred in
                              employer or       maturity date, rate                                                   connection
  (a) Identity of party          other        of interest, collateral   (d) Purchase   (e) Selling     (f) Lease         with
        involved           party-in-interest   par or maturity value        price         price         rental       transaction
-------------------------  -----------------  ------------------------  ------------   -----------   ------------   ------------
Stillwater Mining Company    Plan Sponsor     Certain 2001 employee          --             --            --              --
                                              deferrals not deposited
                                              to the Plan in a timely
                                              manner.  (1)

Stillwater Mining Company    Plan Sponsor     Certain 2001 employee          --             --            --              --
                                              deferrals not deposited
                                              to Plan in a timely
                                              manner. (2)

Stillwater Mining Company    Plan Sponsor     Certain 2000 employee          --             --            --              --
                                              deferrals and employer
                                              contributions not
                                              deposited to Plan in a
                                              timely manner.  (3)

Stillwater Mining Company    Plan Sponsor     Certain 1999 employee          --             --            --              --
                                              deferrals not deposited
                                              to Plan in a timely
                                              manner.  (4)




                                         (i) Current  (j) Net gain or
  (a) Identity of party    (h) Cost of     value of     loss on each
        involved              asset         asset        transaction
-------------------------  ------------  ------------ ---------------
Stillwater Mining Company     $   214         --            --




Stillwater Mining Company         581         --            --




Stillwater Mining Company       2,013         --            --





Stillwater Mining Company       2,143         --            --






(1) There were unintentional delays by the Company in submitting certain 2001 contributions in the aggregate amount of $1,909 to the Trustee due to a computer program error. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $214 in 2002.

(2) There was one unintentional delay by the Company in submitting contributions in the amount of $3,795 to the Trustee during 2001 due to employee bonus compensation that was erroneously omitted from 401(k) eligible wages. The Company remitted the contribution and reimbursed the Plan for lost investment income in the amount of $581 in 2002.

(3) There were unintentional delays by the Company in submitting certain 2000 contributions in the aggregate amount of $8,759 to the Trustee due to a computer program error. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $2,013 in 2001.

(4) There was one unintentional delay by the Company in submitting certain 1999 contributions in the aggregate amount of $70,109 to the Trustee. The Company reimbursed the Plan for lost investment income in the amount of $2,143 in 2001.


See accompanying independent auditors' report.

                            STILLWATER MINING COMPANY

                                  EXHIBIT INDEX



         Exhibit                                Document
           23                   Consent of KPMG LLP, Independent Auditors.